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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense on all indebtedness (whether paid or accrued plus discount amortization), amortization of deferred debt issuance costs and original issue discount, the interest component of all payments associated with capital lease obligations, and one-third of the rental expense, deemed representative of that portion of rental expense estiamted to be attributable to interest.

	For the Year Ended December 31,										For the Nine Months Ended September 30,
	1998		1999		2000		2001		2002		2002		2003
Earnings:
Income (loss) before income taxes	6,182		(3,814)		(10,456)		4,743		(14,340)		(8,560)		(44,221)
Fixed charges — Interest expense	11,087		18,106		23,536		18,828		30,529		19,597		30,932

Total earnings	17,269		14,292		13,080		23,571		16,189		11,037		(13,289)

Fixed Charges:
Interest Expense	11,087		18,106		23,536		18,828		30,529		19,597		30,932

Ratio of earnings to fixed charges	1.6	x	0.8	x	0.6	x	1.3	x	0.5	x	0.6	x	(0.4	)x

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RATIO OF EARNINGS TO FIXED CHARGES